NEWS RELEASE
Crosshair to Acquire 2,600 Square Miles of Prospective Uranium Properties in Argentina

October 25, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that it has entered into a Letter of Intent (“LOI”) with Wealth Minerals Ltd. (TSX-V: WML) to acquire all of Wealth Minerals’ prospective uranium properties in Argentina; a land package that totals more than 2,600 square miles (685,000 hectares).

The concession areas included in the LOI are located in Salta, Catamarca and Chubut provinces, and will be 100 percent owned by Crosshair on the closing of the transaction. Properties included in the LOI include the San Jorge Basin Properties, Amblayo and Diamante Los Patos. The San Jorge Basin concession area includes five individual properties (including Bororo Nuevo) on which some preliminary exploration work has been completed.

“The mineral resource potential of this land package represents an incredible opportunity for us,” said Mark Ludwig, Crosshair President and Chief Executive Officer. “The continuing volatility in the junior resource sector demands that we broaden our field of view and seek opportunities that can enhance shareholder value wherever we can find them. These Argentinian properties represent just such an opportunity and I’m very excited about the exploration potential they represent.”

The Bororo Nuevo property covers an area of 35,500 hectares (137 square miles) within the historically productive San Jorge Basin and is the most advanced of the uranium properties being acquired.  To date, nine zones of mineralization have been discovered within an area that measures 12 kilometres by 4 kilometres, with less than 12 percent of the property having been mapped and prospected. Other exploration companies currently active in the basin include U3O8 Corp. and UrAmerica Ltd.

The San Jorge Basin is host to two past-producing deposits: Los Adobes and Cerro Condor. The unmined Cerro Solo deposit, currently owned by the National Commission of Atomic Energy (CNEA) and not one of the properties being acquired by Crosshair, is located 15 km south of Bororo Nuevo and is reported to contain a historical resource estimate of 15.4 million pounds of U3O8 (CNEA June 2009). This historical resource estimate is not compliant with currently accepted resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. A Qualified Person has not completed sufficient work to classify these historic mineral resources as current mineral resources or mineral reserves as defined by NI 43-101, and Crosshair is not treating the historic resources as current. Crosshair has not verified the information and the mineralization is not indicative of mineralization that might occur on the properties to be acquired by Crosshair.

The Amblayo property totals 14,998 hectares (58 square miles) and is located in the core of Argentina’s Tonco uranium district. The property completely surrounds the past-producing Don Otto mine, which operated intermittently from 1963 to 1981. The Don Otto mine itself is not included in the concessions being acquired from Wealth Minerals.

The Diamante Los Patos property represents the discovery of a large, new area of uranium mineralization located on the boundary between the provinces of Salta and Catamarca in northwestern Argentina. Exploration on the 13,300 hectare (51 square mile) property has identified seven large mineralized zones over a 20 kilometre by 30 kilometre area.

The consideration for the acquisition of the properties is payments to Wealth Minerals of CDN$1.0 million in cash and issuances to Wealth Minerals of one million Crosshair common shares. The cash payments and share issuances will be done over a two year period. In addition, Wealth Minerals retains a 1% yellowcake royalty on all uranium production and a 1% NSR royalty on all other minerals.

Completion of the transaction is subject to a number of conditions, including Toronto Stock Exchange and NYSE MKT acceptance and the negotiation and execution of a definitive agreement.  There can be no assurance that the transaction will be completed as proposed or at all.

Crosshair’s financial advisor for this transaction is Axemen Resource Capital.

About Argentina

Argentina has some of the potentially richest mineral resources in South America. Since the development of investor friendly mining laws in 1993, Argentine mining exports have grown from US$70 million in the early '70s to over US$4.5 billion in 2010. The country represents a noteworthy opportunity for mineral exploration companies, as the vast majority of Argentina remains geologically unexplored.

Known primarily for precious metals and zinc mining, Argentina has also been active in nuclear research and uranium mining for decades. The country's Atomic Energy Commission (Comisión Nacional de Energía Atómica, CNEA) was set up in 1950 to oversee nuclear R&D, including construction of several research reactors. Today, two nuclear reactors generate nearly ten percent of the country’s electricity and a third reactor is expected to begin operating in mid- 2013. Argentina’s CAREM small modular reactor design is under consideration for desalination in Saudi Arabia. (Source: World Nuclear Association).

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its Bootheel and Juniper Ridge projects have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper Ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Mark Ludwig, P.E., President and CEO of Crosshair and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the terms and completion of the transaction, the mineral resource potential of the properties and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.